Scotiabank reports record earnings of $1,174 million for the first quarter
YEAR-TO-DATE PERFORMANCE
versus key 2011 financial and operational objectives was as follows:
TARGETS
1	Earn a return on equity (ROE)(1) of 16 to 20%. For the three months Scotiabank earned an ROE of 18.7%.

2	Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was 17.6%.

3	Maintain a productivity ratio(1) of less than 58%. Scotiabank’s ratio was 54.5% for the three months.

4	Maintain strong capital ratios. At 11.8%, Scotiabank’s Tier 1 capital ratio remains strong by both Canadian and international standards.

(1)	Refer to page 5 for a discussion of non-GAAP measures.
Toronto, March 8, 2011 — Scotiabank today reported first quarter income of $1,174 million compared with $988 million for the same period last year. Year over year, net income was up 19%. Diluted earnings per share were $1.07, compared to $0.91 in the same period a year ago and $1.00 last quarter. Return on equity remained strong at 18.7%, compared to 17.4% last year and 17.9% last quarter. A dividend increase of 3 cents per common share was announced, resulting in a quarterly dividend of 52 cents per share.
     “Our record performance in the first quarter of the year was the result of strong contributions across all of our business lines,” said Rick Waugh, Scotiabank President and CEO. “We continue to see the benefit of our strategy of diversification by business and geography and our ability to execute our strategic priorities.
     “This quarter marks a milestone for our Bank with the establishment of a new business line, Global Wealth Management. Our results reflect the contributions of four growth platforms and we have realigned reporting accordingly.
     “Canadian Banking’s net income grew to $496 million this quarter, driven by strong asset and deposit volume growth and higher transaction-based revenues. Growth this quarter resulted in market share gains in mortgages and deposits. The “Let the Saving Begin” marketing campaign contributed to the market share gains in deposits.
     “International Banking’s net income was up to $342 million. This business line saw improvements in its core business, with continued growth in retail and commercial lending. This business line also benefitted from our acquisition strategy, reporting solid contributions from recent transactions in Puerto Rico and Thailand.
     “Global Wealth Management reported net income of $216 million, with businesses in Canada and internationally contributing to these results. In addition to strong sales in our international insurance business, we also had strong performance in our mutual funds and brokerage businesses as market conditions improved. With the recent acquisition of DundeeWealth, today we are amongst the top providers of mutual funds in Canada by assets under management.
     “Scotia Capital reported net income of $308 million with solid revenues across all businesses. Our diversified capital markets platform continued to deliver strong results. However, results were lower than the same period last year as market conditions continued to normalize.
     “Provisions for credit losses were down significantly across all business lines reflecting the improved economic conditions and higher recoveries.
     “Our return on equity remains strong at 18.7%, higher than the 17.4% in the same period a year ago. Our capital position also remains strong, which in combination with our high returns enables us to invest in our businesses and increase shareholder dividends. Notwithstanding increased capital requirements, a slowing macro-economic environment in several countries and increased competition, we are confident we will continue to deliver a strong return on shareholders’ equity.
     “With the record results announced today we are well-positioned to achieve our objectives for the full year. Furthermore, we believe our straightforward business model, strategies and core priorities will lead to sustainable results.”

FINANCIAL HIGHLIGHTS

	As at and for the three months ended
	January 31	October 31	January 31
(Unaudited)	2011	2010	2010

Operating results ($ millions)
Net interest income	2,300	2,243	2,147
Net interest income (TEB(1))	2,371	2,313	2,222
Total revenue	4,125	3,942	3,906
Total revenue (TEB(1))	4,196	4,012	3,981
Provision for credit losses	269	254	371
Non-interest expenses	2,286	2,183	2,009
Provision for income taxes	370	390	512
Provision for income taxes (TEB(1))	441	460	587
Net income	1,174	1,092	988
Net income available to common shareholders	1,123	1,040	939

Operating performance
Basic earnings per share ($)	1.08	1.00	0.92
Diluted earnings per share ($)	1.07	1.00	0.91
Diluted cash earnings per share(1)($)	1.09	1.02	0.93
Return on equity(1) (%)	18.7	17.9	17.4
Productivity ratio (%) (TEB(1))	54.5	54.4	50.5
Net interest margin on total average assets (%) (TEB(1))	1.75	1.75	1.76

Balance sheet information ($ millions)
Cash resources and securities	175,495	162,590	173,472
Loans and acceptances	292,179	291,840	275,816
Total assets	541,268	526,657	507,626
Deposits	374,866	361,650	364,938
Preferred shares	3,975	3,975	3,710
Common shareholders’ equity	24,106	23,656	21,647
Assets under administration(2)	252,870	243,817	226,308
Assets under management(3)	48,643	46,690	42,914

Capital measures
Tier 1 capital ratio (%)	11.8	11.8	11.2
Total capital ratio (%)	13.7	13.8	13.5
Tangible common equity to risk-weighted assets(1) (%)	9.8	9.6	8.8
Assets-to-capital multiple	17.6	17.0	16.8
Risk-weighted assets ($ millions)	215,332	215,034	215,891

Credit quality
Net impaired loans ($ millions)	2,944	3,044	2,677
General allowance for credit losses ($ millions)	1,410	1,410	1,450
Sectoral allowance ($ millions)	—	—	43
Net impaired loans as a % of loans and acceptances(4)	1.01	1.04	0.97
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.38	0.41	0.55

Common share information
Share price ($)
High	57.72	55.76	49.93
Low	52.11	49.00	44.12
Close	56.46	54.67	44.83
Shares outstanding (millions)
Average — Basic	1,044	1,039	1,025
Average — Diluted	1,044	1,040	1,028
End of period	1,047	1,043	1,029
Dividends per share ($)	0.49	0.49	0.49
Dividend yield(5)(%)	3.6	3.7	4.2
Market capitalization ($ millions)	59,090	57,016	46,115
Book value per common share ($)	23.03	22.68	21.04
Market value to book value multiple	2.5	2.4	2.1
Price to earnings multiple (trailing 4 quarters)	13.9	14.0	13.0

Other information
Employees	71,653	70,772	67,910
Branches and offices	2,794	2,784	2,692

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Comprised of assets under administration primarily related to the Bank’s wealth management operations, pension plan and securitization programs.

(3)	Comparative amounts have been restated to appropriately reflect the Scotia INNOVA fund-of-funds portfolio.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Based on the average of the high and low common share price for the period.
2   Scotiabank First Quarter Report 2011

Contents

4	Notable Business Highlights
Management’s Discussion and Analysis
6	Group Financial Performance and Financial Condition
	6	Financial results
	8	Risk management
	9	Balance sheet
	10	Capital management
	11	Common dividend
	11	Financial instruments
	11	Selected credit instruments
	11	Off-balance sheet arrangements
12	Accounting Policies and Controls
	12	Accounting policies and estimates
	12	Future accounting changes
	14	Changes in internal control over financial reporting
	14	Related party transactions
14	Reorganization of Business Segments
14	Outlook
15	Business Segment Review
20	Quarterly Financial Highlights
21	Share Data
Interim Consolidated Financial Statements
22	Interim Consolidated Financial Statements
26	Notes to the Interim Consolidated Financial Statements
37	Shareholder Information
Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2010 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
Scotiabank First Quarter Report 2011   3

2011 Objectives
Our Balanced Scorecard
Financial
•	Return on equity of 16-20%

•	Diluted earnings per common share growth of 7-12%

•	Strong capital ratios

•	Long-term shareholder value through increases in dividends and stock price appreciation
People
•	High levels of employee satisfaction and engagement

•	Enhance diversity of workforce

•	Collaboration
Customer
•	High levels of customer satisfaction and loyalty

•	Deeper relationships with existing customers

•	New customer acquisition
Operational
•	Productivity ratio of <58%

•	Strong practices in corporate governance and compliance processes

•	Efficiency and expense management

•	Commitment to corporate social responsibility and strong community involvement
Notable Business highlights
Growing our Business
In the first quarter, Scotiabank made a series of strategic acquisitions to complement existing businesses. These included:
•	completion of a transaction to purchase the Royal Bank of Scotland’s corporate and commercial banking operations in Chile.

•	completion of the acquisition of WaterStreet Group, a leading Canadian multi-family office advisory firm.

•	the announcement of a transaction to acquire Nuevo Banco Comercial (NBC), Uruguay’s fourth-largest private bank in terms of loans and deposits, as well as Pronto!, the country’s third-largest consumer finance company.
Positive momentum continued within Scotiabank’s Canadian mutual fund business this quarter. Scotia INNOVA Portfolios reached $2.1 billion in assets under management, ranking them among the fastest growing mutual fund wrap programs in Canada. Strong net sales in long-term funds continued as ScotiaFunds’ winning streak of market share gains has extended to 48 of the past 51 months since the beginning of fiscal 2006.
Serving our Clients
ScotiaLife Financial further expanded its Life and Health product offering in Canada with the launch of three new term life insurance products, each offering coverage of up to $250,000. This product expansion was complemented with the opening of a second Insurance Centre in downtown Toronto to help meet customers’ term, home and auto needs.
     The second phase of Scotiabank’s Let the Saving Begin program is urging Canadians to invest for their future by developing a practical investment plan focused on making the most of the next five years. The first two months of the program have resulted in more than a 20% increase over last year in investment planning discussions with Scotiabank advisors.
     Scotia Waterous acted as exclusive financial advisor to Sinopec International Petroleum Exploration & Production Corporation, on its acquisition of Occidental Petroleum Corporation’s Argentina oil and gas subsidiary, Occidental Argentina Exploration & Production Inc., and certain affiliates, for $2.45 billion.
Recognized for excellence
Scotiabank’s Canadian Customer Contact Centres were recognized as Call Centre of the Year, Highest Customer Satisfaction for the Banking Industry and Highest Employee Satisfaction for the Call Centre & Banking Industries, by SQM’s Service Quality Excellence Awards.
     Scotia Capital ranked #1 in Canadian Corporate Debt Underwriting (Bonus) in 2010, for the third year in a row, by Bloomberg.
     Scotiabank was named the leading foreign exchange provider in Canada, Costa Rica, Jamaica and Peru by Global Finance. This is the seventh consecutive year that the Bank has been recognized as the market leader in Canada.
A Bright Future for Community Involvement
In the first quarter, we hosted a global launch to introduce an international philanthropic program uniting the Bank’s charitable, social and community efforts and employee volunteer activities under one new banner — Scotiabank Bright Future. Scotiabank Bright Future adds two new leadership awards, and a new and centralized website to the Bank’s existing employee support and charitable giving programs.
4   Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $71 million, compared to $75 million in the same period last year and $70 million in the prior quarter. For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Diluted cash earnings per share
The diluted cash earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash after tax amortization of intangible assets.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.
Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Commencing this quarter, return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income available to common shareholders grossed up for the incremental cost of non-common equity capital instruments. Return on economic equity for the business segments for comparative periods has been restated.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Scotiabank First Quarter Report 2011   5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	March 8, 2011
Financial results
Scotiabank’s net income for the first quarter was a record $1,174 million, compared with $988 million for the same period last year and $1,092 million last quarter. Diluted earnings per share were $1.07, compared to $0.91 in the same period a year ago and $1.00 last quarter. Return on equity remained strong at 18.7%, compared to 17.4% last year and 17.9% last quarter.
Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items. The impact of foreign currency translation was not significant when comparing this quarter to the prior periods.

($ millions except
per share amounts)	For the three months ended
	Jan. 31, 2011 vs.	Jan. 31, 2011 vs.
	Jan. 31, 2010	Oct. 31, 2010

U.S./Canadian dollar exchange rate (average)
January 31, 2011	$0.995	$0.995
October 31, 2010		$0.970
January 31, 2010	$0.949

% change	5%	3%

Impact on income:
Net interest income	$(28)	$(20)
Other income	(24)	(17)
Non-interest expenses	21	14
Other items (net of tax)	10	6

Net income	$(21)	$(17)

Earnings per share (diluted)	(0.02)	(0.02)

Impact by business line:
Canadian Banking	(1)	(1)
International Banking	(10)	(7)
Global Wealth Management	(3)	(2)
Scotia Capital	(6)	(5)
Other	(1)	(2)

Q1 2011 vs Q1 2010
Net income
Scotiabank’s net income was $1,174 million in the first quarter, an increase of $186 million or 19% from the same period a year ago. Excluding the negative impact of foreign currency translation of $21 million, net income was up $207 million or 21%. The growth in net income was due primarily to an increase in net interest income, higher wealth management, underwriting and securitization revenues, lower provisions for credit losses and the impact of a lower effective tax rate.
These increases were partly offset by lower net gains on securities and higher non-interest expenses.
Total revenue
Total revenue (on a taxable equivalent basis) was $4,196 million this quarter, up $215 million or 5% from the first quarter last year, notwithstanding a negative impact of foreign currency translation of $52 million. Acquisitions accounted for $104 million of the increase. The growth was attributable mainly to increased net interest income and higher wealth management, underwriting and securitization revenues. These items were partly offset by lower net gains on securities.
Net interest income
This quarter’s net interest income (on a taxable equivalent basis) was $2,371 million, up $149 million or 7% over the same period last year. This increase was due mainly to growth in assets, including the impact of acquisitions, as the net interest margin was down slightly year over year. The year-over-year growth in assets was primarily in securities purchased under resale agreements and trading securities in Scotia Capital, residential mortgages, mainly in Canada, and commercial loans in International Banking, partially offset by lower volumes of corporate lending in Scotia Capital.
     The Bank’s net interest margin was 1.75% in the first quarter compared to 1.76% in the same quarter of last year. This decrease in the margin was due primarily to the higher level of low spread assets, such as trading securities and securities sold under repurchase agreements. These items were partly offset by a higher spread on Canadian floating rate loans and the loan portfolio of R-G Premier Bank, as well as a favourable change in the fair value of financial instruments used for asset/liability management purposes.
Other income
Other income was $1,825 million this quarter, an increase of $66 million or 4% from the first quarter of last year, despite the negative impact of foreign currency translation of $24 million. The growth was across many categories. Wealth management revenues were up from higher transaction-based retail brokerage fees and increases in mutual funds as a result of growth in assets under management. There was growth in underwriting fees as well as increased levels of securitization revenues from higher volumes of loans securitized. These increases were partly offset by negative changes in the fair value of non-trading financial instruments and a decrease in net gains on securities, from a combination of lower gains on the sale of securities and higher writedowns. Last year’s results included a loss on the Bank’s investment in an affiliate
6   Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
in Venezuela, reflecting a significant devaluation in the Venezuelan bolivar, partly offset by a one-time gain on the sale of the pension administration business in Mexico.
Provision for credit losses
The provision for credit losses was $269 million this quarter, down $102 million from the same period last year. The lower year-over-year provisions were across all business lines, with the largest decline in commercial provisions in International Banking. There were no changes in the general allowance this quarter or in the same period last year. Further discussion on credit risk is provided on page 8.
Non-interest expenses and productivity
Non-interest expenses were $2,286 million this quarter, up $277 million from the same quarter last year, mainly to support business growth. Acquisitions accounted for $35 million of the increase. Compensation related expenses were up from higher staffing levels, annual merit increases, and higher performance-based compensation, in line with strong quarterly results. Stock-based compensation rose mainly from the impact of new grants awarded and ongoing vesting of existing grants. Pension and benefit expenses were up this quarter primarily from changes in actuarial assumptions and plan asset values, but this increase was almost entirely offset by a $35 million gain on final wind-up and settlement of a subsidiary’s pension plan.
     The productivity ratio was 54.5%, compared to 50.5% in the same quarter last year.
Taxes
The effective tax rate for this quarter was 23.6%, compared to 33.6% in the first quarter last year. The decrease from the prior year was due to many factors, including a reduction in the statutory tax rate in Canada and higher tax-exempt dividend income. There were also lower writedowns of future tax assets in the current period as last year’s taxes included the impact of Ontario tax rate reductions enacted during that quarter. Last year’s results included a non-deductible foreign currency devaluation loss on the investment in the Venezuelan affiliate, and a correction of a tax expense related to a prior acquisition in International Banking, which resulted in a lower proportion of income in high rate tax jurisdictions this quarter.
Q1 2011 vs Q4 2010
Net income
Net income increased $82 million or 8% to $1,174 million from the fourth quarter, due primarily to growth in net interest income, solid trading revenues, increases in wealth management and underwriting revenues and the impact of a lower effective tax rate. These items were partly offset by an increase in non-interest expenses, lower net gains on securities and a decline in securitization revenues.
Total revenue
Compared to the fourth quarter, total revenue (on a taxable equivalent basis) rose $184 million or 5%, due mainly to growth in net interest income, higher trading results, and increases in wealth management and underwriting fees. Partly offsetting these items were lower net gains on securities and a decline in securitization revenues.
Net interest income
Compared to the previous quarter, net interest income (on a taxable equivalent basis) was higher by $58 million, notwithstanding a negative impact of foreign currency translation of $20 million. The increase was attributable to asset growth, as the net interest margin remained stable quarter over quarter.
     The impacts of a favourable change in the fair value of financial instruments used for asset/liability management, increases in loan origination fees, lower volumes of non-earning average assets and wider spreads in the Canadian fixed rate portfolio were offset by higher volumes of lower-spread fixed income products.
Other income
Quarter over quarter, other income was up $126 million or 7%, or $143 million or 8% excluding the negative impact of foreign currency translation. Trading revenue rose with solid results in ScotiaMocatta and the Institutional Equity businesses. There were higher mutual fund revenues as a result of growth in assets under management, as well as increases in volume-based retail brokerage fees. Underwriting fees were also up. These items were partially offset by lower net gains on securities. Higher gains on sales of securities were more than offset by greater writedowns and the negative change in the fair value of non-trading financial instruments. There were also declines in securitization revenues and credit fees from lower volumes.
Provision for credit losses
The provision for credit losses was $269 million this quarter, up $15 million from the prior quarter. Last quarter’s provision included a reduction in the general allowance of $40 million. Specific provisions were $25 million lower due primarily to declines in retail and commercial provisions in International Banking and Canadian Banking. Further discussion on credit risk is provided on page 8.
Non-interest expenses and productivity
Compared to the fourth quarter, non-interest expenses were up $103 million or 5%. This increase was due primarily to growth in compensation related expenses partly offset by a decrease in advertising expenses. Compensation related
Scotiabank First Quarter Report 2011   7

MANAGEMENT’S DISCUSSION & ANALYSIS
expenses were up due to higher staffing levels and higher stock-based compensation mainly from the impact of new grants awarded and ongoing vesting of existing grants. Pension and benefit expenses were also higher this quarter due to the impact of changes in actuarial assumptions and pension plan asset values, although this impact was almost entirely offset by a gain of $35 million on the final wind-up and settlement of a subsidiary’s pension plan.
     The productivity ratio was 54.5%, compared to 54.4% in the previous quarter.
Taxes
The effective tax rate for this quarter was 23.6%, down from 25.9% in the prior quarter. The decrease from the prior quarter was due mainly to the reduction in the statutory tax rate in Canada and higher tax-exempt dividend income. These items were partially offset by lower income in lower tax rate jurisdictions.
Risk management
The Bank’s risk management policies and practices are unchanged from those outlined in pages 62 to 77 of the 2010 Annual Report.
Credit risk
Provision for credit losses
The provision for credit losses was $269 million this quarter, compared to $371 million in the same period last year and $254 million in the previous quarter.
     The provision for credit losses was $165 million in Canadian Banking, down from $181 million in the same quarter last year and $172 million in the previous quarter as a result of moderately lower provisions in both the retail and commercial portfolios.
     International Banking’s provision for credit losses was $107 million this quarter, compared to $177 million in the same period last year, and $128 million last quarter. The lower provisions compared to the same quarter last year were primarily attributable to the commercial portfolios in the Caribbean and Peru, as well as lower retail provisions in Mexico from a one-time recovery under the Mexican Government’s mortgage support program. Compared to last quarter, the reduction was due primarily to the one-time recovery that reduced retail provisions in Mexico and net recoveries of commercial provisions in Peru. These were somewhat offset by higher commercial provisions in Chile.
     Scotia Capital experienced net recoveries of $3 million this quarter, compared to net provisions of $14 million in the first quarter of last year and net recoveries of $8 million in the previous quarter. The recoveries this quarter primarily relate to accounts in the U.S.
Allowance for credit losses
The total allowance for credit losses decreased to $2,811 million as at January 31, 2011 from $2,954 million as at January 31, 2010. The $143 million decline was attributable primarily to the $43 million reversal of the sectoral allowance during the prior year, and a $40 million reduction in the general allowance. Specific allowances decreased to $1,391 million as at January 31, 2011 from $1,455 million in the same quarter of the previous year.
     The total allowance for credit losses increased to $2,811 million as at January 31, 2011 from $2,796 million as at the end of last year. The $15 million increase was attributable primarily to the increase in specific allowances to $1,391 million as at January 31, 2011 from $1,377 million as at October 31, 2010.
     Specific allowances in Canadian Banking increased to $640 million as at January 31, 2011, from $608 million last quarter in both commercial and retail portfolios.
     In International Banking, specific allowances declined by $18 million versus last quarter, with reductions in the commercial portfolio partially offset by increases in the retail portfolio.
     Scotia Capital’s specific allowances declined slightly quarter over quarter to $61 million from $64 million, due primarily to foreign currency impact.
     The general allowance for credit losses was $1,410 million as at January 31, 2011, unchanged from last quarter.
Impaired loans
Total gross impaired loans were $4,335 million as at January 31, 2011, which includes impaired loans of $604 million relating to the acquisition of R-G Premier Bank of Puerto Rico last year. The total gross impaired loans excluding R-G Premier Bank of Puerto Rico, of $3,731 million were $401 million lower than the same quarter last year, with declines in all business lines.
     Quarter over quarter the total gross impaired loans declined $86 million from $4,421 million.
     Total net impaired loans in Canadian Banking were $598 million, down slightly from $608 million in the previous quarter, primarily due to declines in retail and commercial net impaired loans.
     International Banking’s total net impaired loans were $2,122 million, down from $2,209 million last quarter, due primarily to the retail and commercial portfolios in the Caribbean and Chile.
     In Scotia Capital, total net impaired loans were $212 million this quarter, compared to $227 million in the prior quarter, as reductions in the U.S. and European portfolios were partially offset by a new impaired loan in the U.S. portfolio.
8   Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Overview of loan portfolio
A large portion of the Bank’s loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at January 31, 2011, these loans amounted to $181 billion or 62% of the Bank’s total loans outstanding, in line with last quarter (after specific allowances but before general allowances for credit losses). A very high percentage of these residential mortgages and consumer loans are secured, with Canadian Banking’s portfolio 92% secured and International Banking’s portfolio 78% secured, in line with amounts at year end.
Sovereign credit risk
There was no significant change since the year end to the Bank’s sovereign credit risk exposure for certain European countries that have been an area of recent focus. Refer to page 35 of the 2010 Annual Report. Furthermore, the Bank’s sovereign credit risk exposure to Libya is nil.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the first quarter, the average one-day VaR was $11.7 million compared to $14.6 million for the same quarter last year. The decline was primarily the result of reduced exposures in interest rate and equity instruments. Compared to the previous quarter, the higher average VaR was primarily due to the increase in exposure to interest rate risk.

	Average for the three months ended
Risk factor	January 31	October 31	January 31
($ millions)	2011	2010	2010

Interest rate	$11.2	$8.9	$14.1
Equities	4.1	3.4	7.3
Foreign exchange	1.2	1.2	2.6
Commodities	2.0	1.7	2.7
Diversification effect	(6.8)	(5.9)	(12.1)

All-Bank VaR	$11.7	$9.3	$14.6

     There were six trading loss days in the first quarter, unchanged from the previous quarter. The losses were within the range predicted by VaR. Volatile interest rates during the quarter generated profit and loss volatility.
Liquidity risk
The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2011, liquid assets were $161 billion or 30% of total assets, compared to $148 billion or 28% of total assets as at October 31, 2010. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 67% and 33%, respectively (October 31, 2010 — 68% and 32%, respectively). In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. As at January 31, 2011, total assets pledged were $99 billion, compared to $96 billion as at October 31, 2010. The quarter-over-quarter change was largely due to an increase in assets pledged under repurchase agreements. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies.
Balance sheet
The Bank’s total assets at January 31, 2011 were $541 billion, up $15 billion from October 31, 2010. Excluding the negative impact of foreign currency translation total assets rose $18 billion or 3%.
     Cash resources grew by $6 billion, primarily from interest bearing deposits with banks. Securities purchased under resale agreements increased by $5 billion.
     Total securities increased by $7 billion from October 31, 2010, mainly in trading securities from higher holdings of Canadian equities and U.S. and other highly-rated foreign government debt.
     As at January 31, 2011, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,058 million, a decrease of $131 million from last quarter. The decrease was due mainly to changes in interest rates that decreased the values of Canadian government debt and mortgage-backed securities created and retained by the Bank, as well as decreases in the values of corporate bonds. These were partially offset by increases in the values of equity securities due to improvements in capital markets.
     The Bank’s loan portfolio was relatively unchanged from October 31, 2010. Excluding the negative impact of foreign currency translation, loans increased $2 billion or 1%. In retail lending, the changes were primarily in personal loans which decreased $1 billion. Business and government loans rose $1 billion, mainly in International Banking.
     Total liabilities were $513 billion as at January 31, 2011, up $14 billion from October 31, 2010. Excluding the negative impact of foreign currency translation, total liabilities rose $18 billion or 4%.
     Total deposits increased by $13 billion, net of negative foreign currency translation of $3 billion. Business and government deposits grew by $10 billion, mainly in the U.S. Personal deposits increased by $2 billion, primarily from growth in high interest savings accounts in Canada. Deposits by banks increased $2 billion.
Scotiabank First Quarter Report 2011    9

MANAGEMENT’S DISCUSSION & ANALYSIS
     Obligations related to securities sold short and obligations related to securities sold under repurchase agreements grew by $4 billion and $3 billion, respectively. Derivative instrument liabilities fell by $5 billion, which was similar to the decrease in derivative instrument assets.
     Total shareholders’ equity increased $450 million from October 31, 2010. This was driven by internal capital generation of $611 million and the issuance of $183 million common shares primarily through the Dividend Reinvestment Program and the exercise of options. Partially offsetting the growth was an increase of $352 million in accumulated other comprehensive loss, which arose primarily from a $323 million increase in unrealized foreign exchange losses from the strengthening of the Canadian dollar.
Capital management
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 40 to 46 of the 2010 Annual Report.
Capital ratios
The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at January 31, 2011, were 11.8% and 13.7%, respectively, compared to 11.8% and 13.8% as at October 31, 2010. Capital ratios remained relatively stable as the increase in internally generated capital was offset by the redemption of $500 million of the Bank’s Tier 1 innovative capital instruments. Risk-weighted assets remained relatively unchanged. The Bank implemented the Advanced Internal Ratings Based (AIRB) approach for the calculation of a significant portion of its non-retail international portfolios this quarter. The increase in risk-weighted assets from this implementation was offset by the positive impact of normal course parameter changes and the application of an internal model for debt-specific market risk for a portion of Scotia Capital’s credit trading book.
     The tangible common equity (TCE) ratio was 9.8% as at January 31, 2011, an increase from 9.6% as at October 31, 2010, due to internal capital generation.
Basel III
On December 16, 2010, the Basel Committee on Banking Supervision (BCBS) published the final revised capital adequacy rules, commonly referred to as Basel III. The key changes in Basel III are:
•	Increased capital requirements:
•	Predominant form of Tier 1 capital must be common shareholders’ equity;

•	All current and existing deductions will be applied at the level of common equity; and

•	Higher minimum capital requirements.
•	Increased counterparty credit risk capital requirements;

•	Introduction of an internationally harmonized leverage ratio that is an expansion of OSFI’s existing assets-to-capital multiple; and

•	Capital conservation and countercyclical buffers above the regulatory minimum.
To enable banks to meet the new standards while supporting lending to the economy, Basel III contains transitional arrangements commencing January 1, 2013 through January 1, 2019. Transitional requirements result in phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and phase-in of a capital conservation buffer over 5 years. As of January 2019, the banks will be required to meet new minimum requirements in relation to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%. The leverage ratio (capital as a ratio of adjusted total assets as defined by BCBS) will be 3%.
     OSFI intends to implement the Basel III rules including the Basel III transition plan. OSFI expects Canadian Banks to meet the 2019 Basel III capital requirements early in the transition period through a combination of sound capital management and prudent earnings retention. The Bank has performed various analyses and projections and is satisfied that it will meet the 2019 Basel III capital requirements early in the transition period.
     In addition, on January 13, 2011 additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of these instruments. OSFI will also implement these rules.
     All of the Bank’s current non-equity capital instruments do not meet these additional criteria and will be subject to phase-out commencing January 2013. Certain innovative Tier 1 capital instruments issued by the Bank contain regulatory event redemption rights. The Bank has no present intention of invoking any regulatory event redemption features in these
10   Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
capital instruments. However, the Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.
Common dividend
The Board of Directors, at its meeting on March 7, 2011, approved an increase of 3 cents per share bringing the quarterly dividend to 52 cents per common share. This quarterly dividend applies to shareholders of record as of April 5, 2011 and is payable April 27, 2011.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 8. The methods of determining the fair value of financial instruments are detailed on pages 79 to 80 of the 2010 Annual Report. Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
     Total derivative notional amounts were $2,236 billion as at January 31, 2011, compared to $2,055 billion as at October 31, 2010, due largely to an increase in the volume of interest rate contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $20.6 billion, compared to $18.4 billion at year end.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 50 to 51 of the Bank’s 2010 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures.
     There have been no significant changes to the Bank’s exposure to mortgage-backed securities, asset-backed commercial papers, structured investment vehicles, Alt-A loans and securities, highly leveraged loans awaiting syndication and auction-rate securities.
Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
As at January 31, 2011, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Balance Sheet was $923 million (October 31, 2010 — $943 million). The fair value was $657 million (October 31, 2010 — $623 million). None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs/CLOs has not changed significantly since October 31, 2010.
     The Bank’s remaining exposure to synthetic CDOs and CLOs was $128 million as at January 31, 2011 (October 31, 2010 — $185 million). During the quarter, the Bank recorded a pre-tax gain of $9 million in net income for changes in fair value of synthetic CDOs and CLOs (first quarter of 2010 — pre-tax gain of $45 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads. The overall risk profile of synthetic CDOs and CLOs has not changed significantly since October 31, 2010.
Trading portfolio
The Bank holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps.
     The risk profile of the Bank’s CDOs outstanding has not changed significantly from October 31, 2010.
Exposure to monoline insurers
There was no significant change to the Bank’s direct or indirect exposure to monoline insurers since the year end.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
For a complete discussion of these types of arrangements, please refer to pages 46 to 49 of the Bank’s 2010 Annual Report.
Scotiabank First Quarter Report 2011   11

MANAGEMENT’S DISCUSSION & ANALYSIS
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.3 billion as at January 31, 2011 (October 31, 2010 — $1.4 billion). As at January 31, 2011, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $0.8 billion (October 31, 2010 — $0.9 billion). Funded assets purchased and held by the Bank’s two Canadian multi-sellers as at January 31, 2011, as reflected at original cost, were $0.8 billion (October 31, 2010 — $0.9 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2010.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $6.6 billion as at January 31, 2011 (October 31, 2010 — $6.5 billion).
     As at January 31, 2011, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $3.3 billion (October 31, 2010 — $3.1 billion).
     Funded assets purchased and held by the Bank’s U.S. multi-seller conduit as at January 31, 2011 were $3.3 billion (October 31, 2010 — $3.1 billion). The fair value of these assets as at January 31, 2011 was $3.0 billion (October 31, 2010 — $2.7 billion). There has been no significant change in the composition of this conduit since October 31, 2010.
Other off-balance sheet arrangements
The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since the year end.
     The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost-effective means to fund the growth in this portfolio. A further $2.0 billion in residential mortgages was securitized this quarter, bringing the balance of outstanding mortgages securitized to $16.9 billion as at January 31, 2011, compared to $16.0 billion as at October 31, 2010.
     Guarantees and other indirect commitments decreased 1.2% from October 31, 2010. Fees from guarantees and loan commitment arrangements recorded in other income were $111 million in the three-month period ended January 31, 2011, compared to $108 million in the previous quarter.
Accounting Policies and Controls
Accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2010 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2010 Annual Report.
Future accounting changes
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011 (adoption date), and will include the preparation and reporting of one year of comparative figures, including an opening balance sheet as at November 1, 2010 (transition date).
     In order to prepare for the transition to IFRS, the Bank has established an enterprise-wide program, implemented a project governance structure and developed an implementation plan which consists of three phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation. The Bank is in the third phase for all critical areas.
     Pages 83 to 87 of our 2010 Annual Report contain a comprehensive discussion of the Bank’s changeover plan, including key elements, milestones and status of the Bank’s IFRS project. In addition, accounting policy differences and choices under IFRS that have the potential to be the most significant to the Bank are discussed in detail. Readers are encouraged to review this comprehensive discussion in conjunction with the following.
Key elements of the Bank’s IFRS changeover plan
The following summarizes the Bank’s progress since the year end towards completion of selected key activities and milestones contained in its conversion plan.
Financial statement presentation
The recommended format of the consolidated balance sheet and statement of income is on track for completion by Q2 2011. Preliminary IFRS note disclosures have been prepared.
The quantification and preparation of the IFRS opening balance sheet continues, and will likely be an ongoing and iterative process through to 2012.
12   Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Training and communication
Training programs to finance and other key stakeholders, including the Board of Directors and senior management, continue to be provided through various channels and are increasingly focused on specific subjects.
     External communication continues to be provided through the quarterly and annual reports.
     An industry-wide education session on the impact of IFRS for equity analysts and rating agencies was held in Q1 2011.
Information technology systems
A solution for the capture of comparative year financial information (including the IFRS opening balance sheet) has been implemented.
     The Bank has not identified the need for any significant modifications to its systems as a result of IFRS changes.
Business and process activities
Process changes are being implemented to address the impact on financial reporting, and on other areas such as the Bank’s performance measurement processes, including planning and budgeting and capital management.
Control environment
Changes in internal controls over financial reporting (ICFR), and disclosure controls and procedures (DC&P) resulting from changes to policies, processes and systems, continue to be assessed, and processes and controls developed, as required.
Key financial impacts
Key differences between current accounting policies and IFRS requirements
The Bank has determined a number of key differences that have the potential to significantly affect the financial statements, operations or capital of the Bank. The key differences, discussed in more detail in the Bank’s 2010 Annual Report, pertain to areas such as: employee benefits, derecognition, consolidation, business combinations, financial instruments, impairment of goodwill, customer loyalty programs, share-based payments, and investment in associates. Net adjustments to the Bank’s opening balance sheet resulting from differences between Canadian GAAP and IFRS will be recorded against retained earnings on transition, or other components of equity. We are in the process of finalizing these adjustments. Certain significant opening balance sheet impacts are discussed below.
     The full impact of IFRS on the Bank’s consolidated financial results at the time of transition is dependent upon finalization and audit of the IFRS values, including finalization and approval of accounting policies and IFRS adoption decisions.
Employee benefits
Under IFRS 1, First-Time Adoption of International Financial Reporting Standards (IFRS 1), an entity may elect to recognize all cumulative unamortized actuarial gains and losses for employee defined benefit plans at transition date instead of retrospective restatement, with an offsetting adjustment against opening retained earnings.
     The Bank will likely elect to use the employee benefits exemption. The estimated impact of this election would be a reduction to opening retained earnings of approximately $1.5 billion after-tax. The impact under IFRS differs from Canadian GAAP amounts due to adjustments for items such as using an October 31 measurement date for the actuarial valuation, and using fair values for determining the expected return on plan assets. The capital impact from this election is approximately 65 bps reduction in the Bank’s Tier 1 capital ratio.
Cumulative translation differences
IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, instead of recalculating from inception. This would result in the reclassification of amounts in accumulated other comprehensive income (AOCI) to opening retained earnings on transition.
     The Bank will likely elect to use this exemption. The reclassification of the cumulative translation loss from AOCI to opening retained earnings would be $4.5 billion, which was the Canadian GAAP amount as at October 31, 2010. This election will not have a capital impact on the Bank’s Tier 1 capital.
     Certain adjustments to the cumulative translation differences under Canadian GAAP may be required as the Bank finalizes changes to the functional currency of some of its reporting units under IFRS. Such adjustments will also impact opening retained earnings.
Derecognition of financial assets and liabilities
Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantively transferred. As a result of the differences in criteria, transfers of certain financial assets that previously qualified for derecognition under Canadian GAAP will no longer qualify under IFRS.
     The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) Programs receive off-balance sheet treatment under Canadian GAAP. These mortgage securitization transactions will not meet the derecognition criteria under IFRS. Additionally, mortgages securitized and retained as mortgage-backed securities (MBS), currently classified as available-for-sale on the Bank’s balance sheet under Canadian GAAP, would be reclassified to residential mortgages under IFRS.
     In December 2010, the IASB issued amendments to IFRS 1 to allow first-time adopters the option of applying the IFRS derecognition requirements prospectively to transactions occurring on or after an entity’s transition date; or retrospectively from a date of the entity’s choosing. In February 2011, OSFI issued an advisory requiring all federally regulated entities to apply the derecognition requirements retrospectively from January 1, 2004.
Scotiabank First Quarter Report 2011   13

MANAGEMENT’S DISCUSSION & ANALYSIS
     Application of the derecognition criteria from January 1, 2004, would result in an increase in residential mortgages and other assets of approximately $30 billion, an increase in deposits and other liabilities of approximately $15 billion and a decrease in available-for-sale securities of approximately $15 billion. The net impact to opening retained earnings would be an increase of approximately $140 million after-tax. In addition, there would be a decrease in AOCI of approximately $340 million after-tax related to the available-for-sale securities. The application of the IFRS derecognition requirements will not have a significant impact on capital.
OSFI Advisory
OSFI has allowed grandfathering of the CMB mortgage securitizations up to March 31, 2010 for the purposes of the calculation of the assets-to-capital multiple (ACM). In addition, OSFI has provided banks the option to phase in the impact of conversion to IFRS on retained earnings over a maximum of five quarters. This election must be made at the time of conversion and is irrevocable. The Bank has not finalized its decision regarding a phase-in approach.
Future changes in standards
The Bank actively monitors developments and changes in standards from the International Accounting Standards Board (IASB) and the Canadian AcSB, as well as regulatory requirements from the Canadian Securities Administrators and OSFI.
     The IASB is expecting to issue revised standards on consolidation and employee benefits by the end of March 2011. The IASB is also expecting to finalize significant changes to impairment of financial assets and hedge accounting by the end of June 2011. These changes are expected to impact the Bank post fiscal 2012, after the Bank has adopted IFRS.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the quarter ended January 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 87 and 140 of the 2010 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Reorganization of Business Segments
On October 1, 2010, the Bank implemented changes to its structure that realign its businesses globally, build upon its strengths, and position it for growth.
     Under the new structure, the Bank’s businesses have been regrouped into four business lines: Canadian Banking, International Banking, Global Wealth Management (GWM), and Scotia Capital. The newly created GWM business line includes wealth management and personal and commercial insurance businesses in Canada and internationally. Wealth management products include full-service, on-line and offshore brokerage, investment management, private banking and estate and trust services in Canada and internationally. Insurance products offered to retail customers include creditor and non-creditor related third party insurance in Canada. Internationally, it includes creditor, collateral, home, auto, life, health and ATM insurance. Previously, wealth management and personal and commercial insurance business in Canada were reported under Canadian Banking and international wealth and personal and commercial insurance business were part of International Banking.
     The historical comparative segment financial information has been restated to reflect this realignment. The restated historical segment financial information of Canadian Banking, International Banking and Other did not impact the Bank’s previously reported consolidated financial information.
     The acquisition of DundeeWealth Inc. was completed on February 1, 2011 and the impact will be included in the second quarter results of GWM.
Outlook
Prospects for the global economy are being tempered, most notably by rising prices of key commodities and the escalating geopolitical tensions in North Africa and the Middle East that have led to a sharp increase in the cost of oil. If sustained, these higher prices pose a risk to the global economy. In addition, a number of the high-growth emerging economies have been raising short-term interest rates to counter excessive credit growth and renewed price pressures.
     Nonetheless, the global economy retains considerable momentum, underpinned by prior stimulus and expanded business activity. Internationally, growth continues to be powered by the much stronger performances among the emerging economies, particularly in the Asia-Pacific and Latin American regions where the Bank has active operations. These areas are benefiting from the increase in global demand for commodities and manufactured goods, improving intra-regional trade, as well as increasing domestic activity in response to continued production, employment and income gains.
     With the record first quarter results, the Bank is well-positioned to achieve its objectives for the full year. Furthermore, the Bank believes its straightforward business model, strategies and core priorities will lead to sustainable results.
14   Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Segment Review
Canadian Banking

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31		January 31
(Taxable equivalent basis)(1)	2011	2010	(2)	2010	(2)

Business segment income
Net interest income	$1,254	$1,241		$1,234
Provision for credit losses	165	172		181
Other income	338	327		311
Non-interest expenses	737	772		734
Provision for income taxes	193	183		194
Non-controlling interest in net income of subsidiaries	1	—		1

Net income	$496	$441		$435

Other measures
Return on economic equity(1)	40.4%	38.1%		36.2%
Average assets ($ billions)	$206	$203		$193

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Amounts for October 31, 2010 and January 31, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.
Q1 2011 vs Q1 2010
Canadian Banking reported net income of $496 million this quarter, an increase of $61 million or 14% from the same quarter last year. Return on economic equity improved to 40.4% from 36.2% last year.
     Average assets before securitization rose $13 billion or 7% from the same quarter last year. The increase was due primarily to growth of $11 billion or 9% in residential mortgages. Other consumer loans, including personal lines of credit and indirect auto loans, were also up year-over-year by 2%. Average deposits grew $4 billion, or 3%. Strong growth was recorded in personal high interest savings accounts, current accounts, and personal chequing accounts. This growth resulted in market share gains and was supported by the Bank’s “Let the Saving Begin” marketing campaign. This was partly offset by a decrease in both personal and non-personal term deposits, partly due to movement of funds into high interest saving accounts as well as to recovering equity and mutual fund markets.
     Total revenues increased by $47 million or 3% from the same period last year, with growth in both net interest income and other income.
     Net interest income of $1,254 million was up $20 million or 2% from the first quarter of last year, mainly due to continued volume growth, largely in residential mortgages, other consumer loans, personal chequing and savings deposits and current accounts. The net interest margin was down 12 basis points reflecting the impact of higher short-term wholesale funding rates as well as competitive pressures on pricing.
     Other income rose $27 million or 9% from last year with growth in both Commercial and Retail Banking. The increase in Retail was mainly from higher credit card transaction-based fees reflecting the success of the Momentum card introduction. Commercial Banking was up due mainly to higher credit fees and net gains on securities.
     The provision for credit losses was $165 million in Canadian Banking, down $16 million from $181 million in the same quarter last year, as a result of moderately lower provisions in both the retail and commercial portfolios.
     Non-interest expenses rose marginally from the first quarter of last year. There was expense growth mainly from higher pension costs, the impact of the harmonized sales tax, higher performance-based compensation, and annual merit increases. These increases were offset by the impact of a one-time gain of $35 million on the final wind-up and settlement of a subsidiary’s pension plan.
Q1 2011 vs Q4 2010
Quarter over quarter, net income grew by $55 million or 12%. Return on economic equity was 40.4% versus 38.1% last quarter.
     Average assets before securitization rose $3 billion or 1%, mainly from continued growth in retail mortgages. Deposits increased $1 billion compared to last quarter, with growth in personal chequing and savings, primarily in high interest accounts. Partly offsetting were lower non-personal term deposits.
     Total revenue rose $24 million or 2% quarter over quarter, from both higher net interest income and other income.
     Net interest income was up $13 million, due mainly to continued volume growth, largely in residential mortgages, high interest savings accounts and current accounts. The net interest margin was unchanged.
     Other income increased by $11 million or 3% quarter over quarter, mainly from higher credit card transaction-based fees and net gains on securities in Commercial Banking.
     The provision for credit losses was $165 million in Canadian Banking, down $7 million from $172 million in the previous quarter, as a result of moderately lower provisions in both the retail and commercial portfolios.
     Expenses were 4% below last quarter due mainly to a gain on the final wind-up of a subsidiary’s pension plan. As well, there was seasonally lower spending for growth initiatives, advertising and discretionary expenses. These were offset by higher pension costs, performance-based compensation and the impact of annual merit increases.
Scotiabank First Quarter Report 2011   15

MANAGEMENT’S DISCUSSION & ANALYSIS
International Banking

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31		January 31
(Taxable equivalent basis)(1)	2011	2010	(2)	2010	(2)

Business segment income
Net interest income	$973	$980		$898
Provision for credit losses	107	128		177
Other income	338	314		350
Non-interest expenses	761	717		638
Provision for income taxes	83	111		163
Non-controlling interest in net income of subsidiaries	18	17		16

Net income	$342	$321		$254

Other measures
Return on economic equity(1)	13.8%	13.5%		12.5%
Average assets ($ billions)	$90	$90		$81

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Amounts for October 31, 2010 and January 31, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.
Q1 2011 vs Q1 2010
International Banking’s net income in the first quarter was $342 million, an increase of $88 million or 35% over last year. Return on economic equity was 13.8% versus 12.5% last year.
     Average assets were $90 billion this quarter, an increase of $9 billion or 11% from the same period last year. Growth through acquisitions, mainly R-G Premier Bank of Puerto Rico, combined with strong organic growth in commercial lending in Asia and Peru, and retail growth in Peru more than offset the negative impact of foreign currency translation. Underlying growth in low-cost deposits of 9% was widespread, led by the Caribbean region.
     Total revenue was $1,311 million in the first quarter, an increase of $63 million or 5%, or 7% excluding foreign currency translation.
     Net interest income was $973 million up $75 million or 8% over last year from organic growth in both commercial (9%) and retail (7%) lending and the benefit of acquisitions. This was partly offset by negative foreign currency translation and lower margins.
     Other income was $338 million, down $12 million or 3% due largely to lower net gains on securities, changes in fair value of financial instruments used for asset/liability management purposes and the adverse impact of foreign currency translation. Partly offsetting, last year’s results included a devaluation loss on the investment in a Venezuelan affiliate. Underlying other income was up $27 million from increases in transaction-based fees and foreign exchange revenues in most regions, partially offset by lower commercial banking fees in Mexico.
     The provision for credit losses was $107 million this quarter, down $70 million from the same period last year. The decline was primarily attributable to the commercial portfolios in the Caribbean and Peru, as well as lower retail provisions in Mexico from a one-time recovery under the Mexican Government’s mortgage support program.
     Non-interest expenses were $761 million, up $123 million year over year, including the increase from new acquisitions, the wind-up cost of a loyalty program in Mexico, and last year’s release of a legal provision no longer required related to the Bank’s acquisition in Peru. Underlying expense growth was 8%, mainly in compensation, premises, business taxes and professional expenses.
     The effective tax rate decreased to 18.8% reflecting a positive impact of tax rate changes on future tax liabilities in certain jurisdictions. Last year’s rate reflected the non-deductible devaluation loss (referred above) and the correction of a tax expense related to a prior acquisition.
Q1 2011 vs Q4 2010
Quarter over quarter, net income of $342 million was up $21 million, or 7%. Return on economic equity was 13.8% compared to 13.5% last quarter.
     At $90 billion, average assets were flat compared to last quarter, entirely due to adverse impact of foreign currency translation. Underlying growth of 2% was primarily in commercial loans in Asia and Latin America. Low-cost deposits recorded strong growth of 6% with the Caribbean and Mexico as the main contributors.
     Total revenue increased $17 million or 1% over last quarter, despite a $20 million negative impact from foreign currency translation, and a decline in contributions from associated companies.
     Net interest income decreased $7 million or 1% quarter over quarter, to $973 million. Excluding the adverse foreign currency translation and changes in the fair value of financial instruments used for asset/liability management, net interest income grew 1% reflecting solid growth in both retail and commercial loan volumes in Peru and margin improvements in Mexico and the Caribbean. This was partly offset by lower contributions from associated corporations.
     Other income was $338 million, up $24 million from last quarter due primarily to higher net gains on securities, stronger foreign exchange revenues and increased transaction-based fees.
     The provision for credit losses was $107 million this quarter, down $21 million from last quarter. This was due primarily to the above-noted reduction of retail provisions in Mexico, as well as net recoveries of commercial provisions in Peru. These were somewhat offset by higher commercial provisions in Chile.
     Non-interest expenses of $761 million increased $44 million or 6% from last quarter. The increase was due partly to the wind-up of a loyalty program in Mexico, increases in pension and benefits, business and capital taxes and professional expenses for acquisitions and integrations.
     The effective tax rate was 18.8%, down from last quarter’s 24.8%, due to the positive impact of tax rate changes on future tax liabilities in certain jurisdictions.
16   Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Global Wealth Management

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2011	2010	2010

Business segment income
Net interest income	$83	$84	$91
Provision for credit losses	—	2	(1)
Other income	520	471	437
Non-interest expenses	338	328	296
Provision for income taxes	42	37	41
Non-controlling interest in net income of subsidiaries	7	6	9

Net income	$216	$182	$183

Other measures
Return on economic equity(1)	19.8%	17.3%	17.8%
Assets under administration	205	197	181
Assets under management	48	46	42
Average assets ($ billions)	$9	$9	$8

(1)	Refer to page 5 for a discussion of non-GAAP measures.
Q1 2011 vs Q1 2010
Global Wealth Management reported net income of $216 million this quarter, an increase of $33 million or 18% from the same quarter last year. Return on economic equity increased to 19.8% from 17.8% last year.
     Assets under administration (AUA) increased $24 billion or 13% to $205 billion due largely to new client assets and improved market conditions. Assets under management (AUM) of $48 billion increased $6 billion or 14% from the same quarter last year. AUA and AUM for investments in CI Financial and DundeeWealth are not included in these results.
     Total revenues increased $75 million or 14% from the same quarter last year, resulting from growth in fee revenue from higher levels of AUA and AUM and increased trading volumes. Total revenue for the quarter was $603 million, of which approximately 80% was attributable to wealth management and 20% to the insurance businesses. This compares to 79% and 21%, respectively, for the same quarter last year.
     Net interest income of $83 million is primarily sourced from broker deposits and margin account balances and private banking loans and deposits. Interest income is also earned from securities held by insurance operations. Net interest income was down $8 million or 9% from the same quarter of last year, driven by lower net interest income from securities relating to insurance operations in the Caribbean.
     Other income of $520 million consisted primarily of mutual fund revenues, fees from full service and online brokerage businesses, insurance revenues and fees earned from private client businesses. Other income also included a proportionate share of the net income earned from investments in CI Financial and DundeeWealth.
     Other income rose $83 million or 19% from the same quarter last year reflecting strong growth across all businesses. Growth in wealth management income from the same quarter last year was due mainly to new sales, higher AUM in mutual funds in part due to strong growth in products such as Scotia INNOVA Portfolios, increased trading volumes in full service brokerage and online brokerage, and improved market conditions. Growth in insurance income was due mainly to stronger international sales.
     Non-interest expenses rose 14% from the same quarter last year due largely to higher volume related expenses. The largest contributor was performance-based compensation from strong fee-based revenue growth in the advice-based and asset management businesses. There were also increases in expenses to support business growth.
     The effective tax rate decreased to 15.9% from 17.7% from the same quarter of last year due primarily to a reduction in the statutory tax rate in Canada.
     Non-controlling interest in net income of subsidiaries related primarily to minority interests held in Caribbean insurance operations.
Q1 2011 vs Q4 2010
Quarter over quarter, net income grew by $34 million or 19%. Return on economic equity was 19.8% versus 17.3% last quarter.
     Total revenue rose $48 million or 9% quarter over quarter, from higher other income.
     AUA increased $8 billion or 4% quarter over quarter due largely to new client assets and improved market conditions. AUM of $48 billion increased $2 billion or 4% from the last quarter.
     Net interest income was down $1 million quarter over quarter, driven by lower net interest margins in international operations.
     Other income increased by $49 million or 10% quarter over quarter, mainly from higher mutual fund fees, full service brokerage revenues and insurance revenues.
     Non-interest expenses were 3% above last quarter mainly due to higher volume-related expenses including performance-based compensation from strong fee-based revenue growth in the advice-based and asset management businesses. Partially offsetting this increase were lower advertising and business development expenses.
     The effective tax rate decreased to 15.9% from 16.4% from last quarter due primarily to a reduction in the statutory tax rate in Canada.
Scotiabank First Quarter Report 2011   17

MANAGEMENT’S DISCUSSION & ANALYSIS
Scotia Capital

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2011	2010	2010

Business segment income
Net interest income	$252	$243	$304
Provision for credit losses	(3)	(8)	14
Other income	552	481	596
Non-interest expenses	386	322	307
Provision for income taxes	113	137	198

Net income	$308	$273	$381

Other measures
Return on economic equity(1)	20.2%	17.9%	20.3%
Average assets ($ billions)	$178	$171	$160

(1)	Refer to page 5 for a discussion of non-GAAP measures.
Q1 2011 vs Q1 2010
Scotia Capital reported net income this quarter of $308 million, driven by solid revenues across all business lines. However, this was a $73 million or 19% decline from the very strong results last year. This decrease was due mainly to lower revenues reflecting more normalized market conditions, which commenced in the second half of last year. Return on economic equity at 20.2% was flat compared to last year.
     Average assets increased $18 billion or 11% from the same period last year. Securities purchased under resale agreements were up $12 billion and trading securities grew $12 billion, reflecting the expansion of the fixed income businesses. This growth was partly offset by a year-over-year decline of $8 billion or 24% in corporate loans and acceptances, across all geographies.
     Total revenues at $804 million decreased $96 million or 11% due primarily to the more normalized market conditions facing Global Capital Markets. Revenues in Global Corporate and Investment Banking also declined due mainly to lower lending volumes in the U.S.
     Interest income fell $52 million or 17%, due largely to lower interest income from trading operations. Interest income declined more modestly in Global Corporate and Investment Banking as the impact of lower loan volumes was partly offset by higher spreads.
     Scotia Capital experienced net recoveries of $3 million this quarter, compared to a net provision for credit losses of $14 million in the first quarter of last year. The recoveries this quarter primarily related to accounts in the U.S.
     Other income decreased $44 million or 7% compared to the same quarter last year. This decline was due primarily to lower trading revenues from Global Fixed Income in comparison to the high levels achieved during the first quarter of last year. There were also lower positive fair value changes on non-trading securities this quarter.
     Total non-interest expenses were $386 million in the first quarter, $79 million higher than last year. This increase mainly reflects higher remuneration, pension and benefits expenses and technology and other costs to support growth initiatives for trading operations. In addition, stock-based compensation increased primarily from the impact of new grants awarded and ongoing vesting of existing grants.
     Income taxes were lower than last year due mainly to a change in the mix of income.
Q1 2011 vs Q4 2010
Net income increased $35 million or 13% from last quarter, primarily reflecting higher revenues, partially offset by higher expenses. Return on economic equity was 20.2% compared to 17.9% last quarter.
     Total assets increased $7 billion driven by a $6 billion increase in trading securities and a $3 billion increase in securities purchased under resale agreements, due primarily to the fixed income expansion. These increases were partly offset by lower derivative instrument assets.
     Total revenues of $804 million rose 11% compared to last quarter due mainly to higher trading revenues in the Institutional Equity and ScotiaMocatta businesses of Global Capital Markets. Revenues in Global Corporate and Investment Banking also rose due primarily to higher loan origination fees and net interest income, as well as higher investment banking revenues.
     Net interest income rose by 4% compared to the prior quarter as higher loan origination fees and higher margins on loans were partly offset by lower volumes, especially in the U.S. Interest income from trading operations declined during the quarter.
     Scotia Capital recorded net recoveries of $3 million this quarter, compared to net recoveries of $8 million in the previous quarter. The recoveries this quarter primarily related to accounts in the U.S.
     Other income was up $71 million or 15%, driven by strong growth in trading revenues in the Institutional Equity and ScotiaMocatta businesses of Global Capital Markets. Other income also rose marginally in Global Corporate and Investment Banking as higher investment banking revenues were offset by lower credit fees.
     Total non-interest expenses were $386 million, 20% higher than last quarter, mainly reflecting an increase in performance-based compensation and seasonally higher stock-based compensation. Salaries, pension and benefits expenses and technology costs also increased, but were partly offset by lower legal provisions.
     Income taxes were lower than last quarter mainly from a change in the mix of income.
18   Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Other(1)

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(2)	2011	2010 (3)	2010 (3)

Business segment income
Net interest income(4)	$(262)	$(305)	$(380)
Provision for credit losses	—	(40)	—
Other income	77	106	65
Non-interest expenses	64	44	34
Provision for income taxes(4)	(61)	(78)	(84)

Net income (loss)	$(188)	$(125)	$(265)

Other measures
Average assets ($ billions)	$54	$53	$59

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Refer to page 5 for a discussion of non-GAAP measures.

(3)	Amounts for October 31, 2010 and January 31, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.

(4)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2011 ($71), October 31, 2010 ($70), and January 31, 2010 ($75), to arrive at the amounts reported in the Consolidated Statement of Income.
Q1 2011 vs Q1 2010
The Other segment had a net loss of $188 million in the first quarter, compared to a net loss of $265 million last year.
     Net interest income and the provision for income taxes include the elimination of the tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $71 million in the first quarter, compared to $75 million in the same period last year.
     Total revenue this quarter was negative $185 million, an improvement of $130 million from the prior year.
     Net interest income was negative $262 million this quarter as compared to negative $380 million in the same quarter last year. The year-over-year improvement was mainly from a decline in the average cost of term funding and the increase in wholesale rates used for transfer pricing with the business segments, as well as a favourable change in the fair value of financial instruments used for asset/ liability management purposes.
     Other income was $77 million in the first quarter, $12 million above last year. The increase was mainly due to higher securitization revenues, offset in part by lower net gains on available-for-sale securities.
     Non-interest expenses were $64 million this quarter, an increase of $30 million from last year, partly from increases in issuance costs associated with higher securitizations, legal provisions and technology project costs.
     The provision for income taxes was a credit of $61 million this quarter, a decline of $23 million from the prior year. Last year’s taxes included the impact of Ontario tax rate reductions enacted during that quarter.
Q1 2011 vs Q4 2010
There was a net loss of $188 million in the first quarter, compared to a net loss of $125 million in the prior quarter.
     The elimination of the tax-exempt income gross-up was $71 million in the first quarter, relatively unchanged quarter over quarter.
     Total revenue this quarter was negative $185 million, an improvement of $14 million from last quarter.
     Net interest income was negative $262 million in the first quarter, compared to negative $305 million last quarter, due mainly to the change in the fair value of financial instruments used for asset/liability management purposes and the decline in the average cost of term funding and the increase in wholesale rates used for transfer pricing with the business segments.
     Other income was $77 million in the first quarter, $29 million below last quarter. This decrease was due mainly to lower securitization revenues and higher writedowns this quarter.
     There was no change in the general allowance this quarter. The provision for credit losses last quarter included a $40 million reduction in the general allowance.
     Non-interest expenses were $64 million this quarter, $20 million higher than last quarter mainly from higher legal provisions and an increase in technology project costs.
     The provision for income taxes was a credit of $61 million this quarter, a decline of $17 million from the prior quarter.
Scotiabank First Quarter Report 2011   19

MANAGEMENT’S DISCUSSION & ANALYSIS
Total

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2011	2010	2010

Business segment income
Net interest income	$2,300	$2,243	$2,147
Provision for credit losses	269	254	371
Other income	1,825	1,699	1,759
Non-interest expenses	2,286	2,183	2,009
Provision for income taxes	370	390	512
Non-controlling interest in net income of subsidiaries	26	23	26

Net income	$1,174	$1,092	$988

Other measures
Return on equity(1)	18.7%	17.9%	17.4%
Average assets ($ billions)	$537	$526	$501

(1)	Refer to page 5 for a discussion of non-GAAP measures.
Geographic highlights

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2011	2010	2010

Geographic segment income(1)
Canada	$782	$645	$653
United States	90	88	131
Mexico	55	39	69
Other international	410	406	349
Corporate adjustments	(163)	(86)	(214)

Net income	$1,174	$1,092	$988

Average assets ($ billions)
Canada	$347	$346	$332
United States	45	40	48
Mexico	19	18	18
Other international	116	111	97
Corporate adjustments	10	11	6

	$537	$526	$501

(1)	Amounts for October 31, 2010 and January 31, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.
Quarterly Financial Highlights

		For the three months ended
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2011	2010	2010	2010	2010	2009	2009	2009

Total revenue ($ millions)	$4,125	$3,942	$3,784	$3,873	$3,906	$3,735	$3,775	$3,596
Total revenue (TEB(1)) ($ millions)	4,196	4,012	3,854	3,944	3,981	3,808	3,843	3,673
Net income ($ millions)	1,174	1,092	1,062	1,097	988	902	931	872
Basic earnings per share ($)	1.08	1.00	0.98	1.02	0.92	0.84	0.87	0.81
Diluted earnings per share ($)	1.07	1.00	0.98	1.02	0.91	0.83	0.87	0.81

(1)	Refer to page 5 for a discussion of non-GAAP measures.
20     Scotiabank First Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Share Data

			Dividend	Number
	Amount		rate	outstanding
As at January 31, 2011	($ millions)	Dividend	(%)	(000s)

Common shares(1)	$5,933	$0.49	—	1,046,586

Preferred shares(1)
Preferred shares Series 12(2)	$300	$0.328125	5.25%	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600

				Number
	Amount	Distri-	Yield	outstanding
Trust securities	($ millions)	bution	(%)	(000s)

Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(11)(12)	$750	$33.13	6.626%	750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(11)(12)	750	31.41	6.282	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(11)(12)	750	28.25	5.650	750
Scotiabank Tier 1 Securities — Series 2009-1 issued by Scotiabank Tier 1 Trust(11)(12)	650	39.01	7.802	650

		Interest	Number
	Amount	rate	outstanding
Trust subordinated notes	($ millions)	(%)	(000s)

Scotiabank Trust Subordinated Notes — Series A
issued by Scotiabank Subordinated Notes Trust(12)(13)	$1,000	5.25%	1,000

Number
outstanding
Options	(000s)

Outstanding options granted under the Stock Option Plans to purchase common shares(1)(14)	23,014

(1)	Dividends on common shares are paid quarterly. As at February 25, 2011, the number of outstanding common shares and options was 1,077,481 thousand and 24,103 thousand, respectively. This includes 31 million common shares issued on February 1, 2011 as consideration for the acquisition of DundeeWealth Inc. and 1,293 thousand options in respect of DundeeWealth Inc.’s stock option plans. On February 1, 2011, the Bank also issued 16 million Series 32 preferred shares as part of the DundeeWealth Inc. offer. The number outstanding for the other securities disclosed in this table was unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.

(3)	These preferred shares have conversion features (refer to Note 14 of the consolidated financial statements in the Bank’s 2010 Annual Report for further details).

(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.

(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.

(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.

(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.

(8)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.

(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.

(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.

(11)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 13 of the consolidated financial statements in the Bank’s 2010 Annual Report for further details).

(12)	Reported in deposits on the Consolidated Balance Sheet.

(13)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 13 of the consolidated financial statements in the Bank’s 2010 Annual Report for further details).

(14)	Included are 15,589 thousand stock options with tandem stock appreciation right (SAR) features.
Further details, including convertibility features, are available in Notes 13, 14, 15 and 18 of the October 31, 2010, consolidated financial statements presented in the Bank’s 2010 Annual Report.
Scotiabank First Quarter Report 2011    21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2011	2010	2010

Interest income
Loans	$3,267	$3,201	$2,975
Securities	1,072	1,024	1,024
Securities purchased under resale agreements	91	80	36
Deposits with banks	83	70	75

	4,513	4,375	4,110

Interest expenses
Deposits	1,731	1,703	1,599
Subordinated debentures	77	78	71
Capital instrument liabilities	6	10	9
Other	399	341	284

	2,213	2,132	1,963

Net interest income	2,300	2,243	2,147
Provision for credit losses (Note 3)	269	254	371

Net interest income after provision for credit losses	2,031	1,989	1,776

Other income
Card revenues	114	109	110
Deposit and payment services	227	221	220
Mutual funds	161	147	125
Investment management, brokerage and trust services	213	197	192
Credit fees	205	213	205
Trading revenues	289	219	285
Underwriting fees and other commissions	166	149	143
Foreign exchange other than trading	93	79	81
Net gain (loss) on securities, other than trading	26	40	91
Securitization revenues	54	69	18
Other	277	256	289

	1,825	1,699	1,759

Net interest and other income	3,856	3,688	3,535

Non-interest expenses
Salaries and employee benefits	1,308	1,191	1,187
Premises and technology	407	411	371
Communications	85	89	86
Advertising and business development	93	122	78
Professional	63	69	50
Business and capital taxes	52	49	37
Other	278	252	200

	2,286	2,183	2,009

Income before the undernoted	1,570	1,505	1,526
Provision for income taxes	370	390	512
Non-controlling interest in net income of subsidiaries	26	23	26

Net income	$1,174	$1,092	$988

Preferred dividends paid	51	52	49

Net income available to common shareholders	$1,123	$1,040	$939

Average number of common shares outstanding (millions):
Basic	1,044	1,039	1,025
Diluted	1,044	1,040	1,028

Earnings per common share (in dollars)(1):
Basic	$1.08	$1.00	$0.92
Diluted	$1.07	$1.00	$0.91

Dividends per common share (in dollars)	$0.49	$0.49	$0.49

(1)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these interim consolidated financial statements.
22   Scotiabank First Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

	As at
	January 31	October 31
(Unaudited) ($ millions)	2011	2010

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,680	$3,730
Interest-bearing deposits with banks	39,760	35,800
Precious metals	8,510	6,497

	51,950	46,027

Securities
Trading	71,325	64,684
Available-for-sale (Note 1)	47,577	47,228
Equity accounted investments	4,643	4,651

	123,545	116,563

Securities purchased under resale agreements	33,171	27,920

Loans
Residential mortgages	120,527	120,482
Personal and credit cards	61,516	62,548
Business and government	105,323	103,981

	287,366	287,011
Allowance for credit losses (Note 3)	2,801	2,787

	284,565	284,224

Other
Customers’ liability under acceptances	7,614	7,616
Derivative instruments	23,088	26,852
Land, buildings and equipment	2,469	2,450
Goodwill	3,026	3,050
Other intangible assets	585	589
Other assets	11,255	11,366

	48,037	51,923

	$541,268	$526,657

Liabilities and shareholders’ equity
Deposits
Personal	$130,769	$128,850
Business and government	220,374	210,687
Banks	23,723	22,113

	374,866	361,650

Other
Acceptances	7,614	7,616
Obligations related to securities sold under repurchase agreements	43,559	40,286
Obligations related to securities sold short	25,717	21,519
Derivative instruments	26,966	31,990
Other liabilities	27,919	28,947
Non-controlling interest in subsidiaries	633	579

	132,408	130,937

Subordinated debentures	5,913	5,939

Capital instrument liabilities	—	500

Shareholders’ equity
Preferred shares	3,975	3,975
Common shareholders’ equity
Common shares and contributed surplus	5,976	5,775
Retained earnings	22,533	21,932
Accumulated other comprehensive income (loss) (Note 7)	(4,403)	(4,051)

Total common shareholders’ equity	24,106	23,656

	28,081	27,631

	$541,268	$526,657

The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank First Quarter Report 2011   23

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

	For the three months ended
	January 31	January 31
(Unaudited) ($ millions)	2011	2010

Preferred shares	$3,975	$3,710
Common shares and contributed surplus
Common shares:
Balance at beginning of period	5,750	4,946
Issued	183	150

Balance at end of period	5,933	5,096

Contributed surplus:
Balance at beginning of period	25	—
Stock option expense (Note 8)	18	17

Balance at end of period	43	17

Total	5,976	5,113

Retained earnings
Balance at beginning of period	21,932	19,916
Net income	1,174	988
Dividends: Preferred	(51)	(49)
Common	(512)	(502)
Other	(10)	—

Balance at end of period	22,533	20,353

Accumulated other comprehensive income (loss)
Balance at beginning of period	(4,051)	(3,800)
Other comprehensive income (loss)	(352)	(19)

Balance at end of period	(4,403)	(3,819)

Total shareholders’ equity at end of period	$28,081	$25,357

Consolidated Statement of Comprehensive Income

	For the three months ended
	January 31	January 31
(Unaudited) ($ millions)	2011	2010

Net income	$1,174	$988

Other comprehensive income (loss), net of income taxes (Note 7):
Net change in unrealized foreign currency translation losses	(323)	(201)
Net change in unrealized gains on available-for-sale securities	(100)	156
Net change in losses on derivative instruments designated as cash flow hedges	71	26

Other comprehensive income (loss)	(352)	(19)

Comprehensive income	$822	$969

The accompanying notes are an integral part of these interim consolidated financial statements.
24   Scotiabank First Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statement of Cash Flows

	For the three months ended
Sources (uses) of cash flows	January 31	January 31
(Unaudited) ($ millions)	2011	2010

Cash flows from operating activities
Net income	$1,174	$988
Adjustments to determine net cash flows from (used in) operating activities	355	582
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	(54)	117
Trading securities	(6,851)	(146)
Derivative assets	3,259	(294)
Derivative liabilities	(4,544)	(631)
Other, net	(4,582)	(2,206)

	(11,243)	(1,590)

Cash flows from financing activities
Deposits	16,344	16,707
Obligations related to securities sold under repurchase agreements	3,504	3,080
Obligations related to securities sold short	4,353	(1,300)
Subordinated debentures redemptions/repayments	—	(11)
Capital instruments liabilities redemptions/repayments	(500)	—
Common shares issued	166	147
Cash dividends paid	(563)	(551)
Other, net	176	(45)

	23,480	18,027

Cash flows from investing activities
Interest-bearing deposits with banks	(4,524)	(14,826)
Securities purchased under resale agreements	(5,561)	780
Loans, excluding securitizations	(7,225)	(3,885)
Loan securitizations	1,981	582
Non-trading securities	3,158	1,050
Land, buildings and equipment, net of disposals	(74)	(5)
Other, net(1)	—	(64)

	(12,245)	(16,368)

Effect of exchange rate changes on cash and cash equivalents	(42)	(40)

Net change in cash and cash equivalents	(50)	29
Cash and cash equivalents at beginning of period	3,730	3,355

Cash and cash equivalents at end of period(2)	$3,680	$3,384

Cash disbursements made for:
Interest	$2,381	$2,187
Income taxes	$558	$778

(1)	For the three months ended January 31, 2011, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of nil (January 31, 2010 — nil), net of non-cash consideration of common shares issued from treasury of nil (January 31, 2010 — nil), and net of non-cumulative preferred shares of nil (January 31, 2010 — nil).

(2)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank First Quarter Report 2011   25

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Interim Consolidated Financial Statements (Unaudited)
These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2010. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements. Note 1 to the Bank’s 2010 annual audited consolidated financial statements describes the Bank’s accounting policies.

1.	Available-for-sale securities

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at
	January 31, 2011					October 31, 2010
			Gross	Gross				Gross	Gross
			unrealized	unrealized	Fair			unrealized	unrealized	Fair
($ millions)	Cost	(1)	gains	losses	value	Cost	(1)	gains	losses	value

Canadian federal government debt	$8,160		$118	$8	$8,270	$8,927		$166	$1	$9,092
Mortgage-backed securities(2)	18,840		348	17	19,171	18,100		494	13	18,581
Canadian provincial and municipal debt	1,214		18	1	1,231	1,102		29	—	1,131
U.S. treasury and other U.S. agencies’ debt	1,310		—	14	1,296	1,226		18	4	1,240
Other foreign governments’ debt	6,029		225	25	6,229	5,458		287	40	5,705
Bonds of designated emerging markets	174		115	—	289	180		132	—	312
Other debt	8,102		183	177	8,108	8,132		217	143	8,206
Preferred shares	468		24	23	469	488		24	37	475
Common shares	2,116		412	14	2,514	2,198		320	32	2,486

Total available-for-sale securities	$46,413		$1,443	$279	$47,577	$45,811		$1,687	$270	$47,228

(1)	Cost for debt securities is amortized cost.

(2)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $18,544 (October 31, 2010 — $17,809). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
The net unrealized gain on available-for-sale securities of $1,164 million (October 31, 2010 — gain of $1,417 million) decreases to a net unrealized gain of $1,058 million (October 31, 2010 — gain of $1,189 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

Prior period reclassification

As discussed in Note 1 of the Bank’s 2010 annual audited consolidated financial statements, the Bank reclassified certain trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future.

As at January 31, 2011, the fair values of the bond assets and preferred shares were $82 million (October 31, 2010 — $128 million) and $49 million (October 31, 2010 — $52 million), respectively.

Due to the reclassification of bond assets, for the three months ended January 31, 2011, the Bank recorded a pre-tax other comprehensive income losses of $3 million (January 31, 2010 — gains of $9 million), relating to fair value movements. Due to the reclassification of preferred shares, for the three months ended January 31, 2011, the Bank recorded a pre-tax other comprehensive income gain of $1 million (January 31, 2010 — gains of $4 million), relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of Income.
26   Scotiabank First Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
2.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended January 31, 2011, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 23.8%, an excess spread of 1.0% and a discount rate of 1.6%. The following table summarizes the Bank’s sales.

	For the three months ended
	January 31	October 31	January 31
($ millions)	2011	2010	2010

Net cash proceeds(1)	$1,981	$1,912	$582
Retained interest	41	47	19
Retained servicing liability	(10)	(9)	(4)

	2,012	1,950	597
Residential mortgages securitized(2)	1,974	1,895	590

Net gain (loss) on sale(3)	$38	$55	$7

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $3,093 for the three months ended January 31, 2011 (October 31, 2010 — $619; January 31, 2010 — $390). These assets are classified as available-for-sale securities and have an outstanding balance of $18,544 (refer to Note 1).

(2)	Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time. For the three months ended January 31, 2011, these were $817 (October 31, 2010 — $960; January 31, 2010 — nil).

(3)	Net of issuance costs.
3.	Impaired loans and allowance for credit losses

(a) Impaired loans

	As at
				October 31
	January 31, 2011			2010
		Specific
($ millions)	Gross	allowance(1)	Net	Net

By loan type:
Residential mortgages	$1,697	$238	$1,459	$1,472
Personal and credit cards	770	682	88	90
Business and government	1,868	471	1,397	1,482

Total	$4,335	$1,391	$2,944	$3,044

By geography:
Canada			$646	$642
United States			136	154
Other international			2,162	2,248

Total			$2,944	$3,044

(1)	The specific allowance for impaired loans evaluated on an individual basis totalled $479 (October 31, 2010 — $485).
(b) Allowance for credit losses

	As at and for the three months ended
								October 31
	January 31, 2011				2010
					Other,
				Provision	including
	Balance at			for	foreign	Balance		Balance
	beginning			credit	currency	at end		at end
($ millions)	of period	Write-offs	Recoveries	losses	adjustment(1)	of period		of period

Specific	$1,386	$(345)	$98	$269	$(7)	$1,401	(2)	$1,386	(2)
General(3)	1,410	—	—	—	—	1,410		1,410

	$2,796	$(345)	$98	$269	$(7)	$2,811		$2,796

(1)	As at January 31, 2011, includes nil in specific allowances and nil of general allowances related to acquisitions (October 31, 2010 — $14 and nil).

(2)	As at January 31, 2011, $10 has been recorded in other liabilities (October 31, 2010 — $9).

(3)	The general allowance amount is primarily attributable to business and government loans ($1,254), with the remainder allocated to personal and credit cards ($104) and residential mortgages ($52). The specific allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses.
Scotiabank First Quarter Report 2011   27

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4.	Capital instrument liabilities, trust securities and trust subordinated notes

On December 31, 2010, BNS Capital Trust redeemed all of its $500 million issued and outstanding Scotiabank Trust Securities — Series 2000-1.

5.	Covered bond trust

During the first quarter, the Bank issued covered bonds for Australian dollars 1 billion. Scotia Covered Bond Trust (SCB Trust) guarantees payments under the Bank’s covered bond program. Canada Mortgage and Housing Corporation insured residential mortgages are the primary assets held by SCB Trust which is a Variable Interest Entity. The Bank consolidates SCB Trust as it is exposed to a majority of the variability of its assets. Total assets in SCB Trust as at January 31, 2011, were comprised of approximately $7 billion of residential mortgages.

6.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank’s capital management process are consistent with those in place as at October 31, 2010.

Regulatory capital ratios

Regulatory capital ratios are determined in accordance with the revised capital framework based on the international convergence of capital measurement and capital standards: A revised framework, commonly known as Basel II.

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposures to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and the OSFI prescribed risk weights to on-and off-balance sheet exposures.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios and effective this quarter, for a significant portion of international corporate and commercial portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB approach between fiscal years 2011 and 2013, and currently uses the standardized approach for these portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital. In the current quarter, the Bank expanded the use of internal market risk models to include some portfolios that were previously under the standardized approach. The Bank uses the standardized approach to calculate the operational risk capital requirements.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at January 31, 2011. OSFI has also prescribed an assets-to-capital leverage multiple; the Bank was in compliance with this threshold as at January 31, 2011.

Bank regulatory capital consists of two components — Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

As at

January 31	October 31
($ millions)	2011	2010

Shareholders’ equity per consolidated balance sheet	$28,081	$27,631
Components of accumulated other comprehensive income excluded from Tier 1	(428)	(457)
Capital instrument liabilities — trust securities	2,900	3,400
Non-controlling interest in subsidiaries	633	579
Goodwill deduction	(3,026)	(3,050)
Other capital deductions(1)	(2,750)	(2,769)

Tier 1 capital	25,410	25,334

Qualifying subordinated debentures, net of amortization	5,763	5,790
Trust subordinated notes	1,000	1,000
Other net capital items(2)	(2,685)	(2,525)

Tier 2 capital	4,078	4,265

Total regulatory capital	29,488	29,599

Total risk-weighted assets	$215,332	$215,034

Capital ratios
Tier 1 capital ratio	11.8%	11.8%
Total capital ratio	13.7%	13.8%
Assets-to-capital multiple	17.6	x	17.0x

(1)	Comprised of 50% of all investments in certain specified corporations and other items.

(2)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.
28   Scotiabank First Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
7.	Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) as at January 31, 2011, and other comprehensive income (loss) for the three months then ended were as follows:

Accumulated other comprehensive income (loss)

	As at and for the three months ended

	January 31, 2011				January 31, 2010

	Opening	Net	Ending		Opening	Net	Ending
($ millions)	balance	change	balance		balance	change	balance

Unrealized foreign currency translation losses, net of hedging activities	$(4,508)	$(323)	$(4,831)	(1)	$(3,917)	$(201)	$(4,118	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	818	(100)	718	(2)	540	156	696	(2)
Gains (losses) on derivative instruments designated as cash flow hedges	(361)	71	(290)	(3)	(423)	26	(397	) (3)

Accumulated other comprehensive income (loss)	$(4,051)	$(352)	$(4,403)		$(3,800)	$(19)	$(3,819)

(1)	Net of cumulative income tax expense of $803 (January 31, 2010 – expense of $681).

(2)	Net of cumulative income tax expense of $340 (January 31, 2010 – expense of $332).

(3)	Net of cumulative income tax benefit of $98 (January 31, 2010 – benefit of $152).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

	For the three months ended

	January 31	January 31
($ millions)	2011	2010

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation losses(1)	$(432)	$(296)
Net gains on hedges of net investments in self-sustaining foreign operations(2)	109	95

	(323)	(201)

Net change in unrealized gains on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	(197)	235
Reclassification of net (gains) losses to net income(4)	97	(79)

	(100)	156

Net change in losses on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	39	(132)
Reclassification of net losses to net income(6)	32	158

	71	26

Other comprehensive income (loss)	$(352)	$(19)

(1)	Net of income tax expense of nil.

(2)	Net of income tax expense of $42 (January 31, 2010 – expense of $35).

(3)	Net of income tax benefit of $55 (January 31, 2010 – expense of $80).

(4)	Net of income tax benefit of $24 (January 31, 2010 – expense of $36).

(5)	Net of income tax expense of $15 (January 31, 2010 – benefit of $48).

(6)	Net of income tax benefit of $15 (January 31, 2010 – benefit of $70).
Scotiabank First Quarter Report 2011   29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
8.	Stock-based compensation

Equity Classified Stock Option Plan

During the quarter, the Bank granted 3,414,948 options with an exercise price of $55.63 per option and a weighted average fair value of $9.42 to selected employees, under the terms of the Employee Stock Option Plan.

The Black Scholes option pricing model was used to determine the grant date fair value after incorporating appropriate assumptions as they relate to volatility, expected term, discount rate and dividend yield. These stock options vest evenly over a four-year period and are exercisable no later than 10 years after the date of grant. The fair value on the date of grant is expensed over the vesting period. Where the employee is eligible to retire prior to the vesting date, the fair value is expensed over the period between the grant date and the date of retirement eligibility.

For all equity classified stock options granted to date, an amount of $18 million was recorded for the three months ended January 31, 2011 (October 31, 2010 — $2 million; January 31, 2010 — $17 million) to non-interest expenses in the Consolidated Statement of Income with a corresponding increase to contributed surplus within Shareholders’ equity in the Consolidated Balance Sheet.

9.	Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended

	January 31	October 31	January 31
($ millions)	2011	2010	2010

Benefit expenses
Pension plans	$6	$5	$4
Other benefit plans	33	21	29

	$39	$26	$33

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
10.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. Starting this quarter, the Bank is reporting under its new business structure that includes its newly created Global Wealth Management business segment.

The Bank’s businesses are regrouped into four business lines: Canadian Banking, International Banking, Global Wealth Management (GWM) and Scotia Capital.

The newly created GWM business line includes wealth management and insurance business in Canada and internationally. Wealth management products include full-service, on-line and offshore brokerage, investment management, private banking and estate and trust services in Canada and internationally. Insurance products offered to retail customers include creditor and non-creditor related, third party insurance in Canada. Internationally, it includes creditor, collateral, home, auto, life, health and ATM insurance. Previously, wealth management and insurance business in Canada were reported under Canadian Banking and international wealth and insurance business were part of International Banking.

The historical comparative segment financial information has been restated to reflect this realignment. The restated historical segment financial information of Canadian Banking, International Banking and Other did not impact the Bank’s previously reported consolidated financial information.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1 of the consolidated financial statements in the 2010 Annual Report. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
30   Scotiabank First Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2011

	Canadian	International	Global Wealth	Scotia
Taxable equivalent basis(1)($ millions)	Banking	Banking	Management	Capital	Other(2)	Total

Net interest income	$1,254	$973	$83	$252	$(262)	$2,300
Provision for credit losses	165	107	—	(3)	—	269
Other income	338	338	520	552	77	1,825
Non-interest expenses	737	761	338	386	64	2,286
Provision for income taxes	193	83	42	113	(61)	370
Non-controlling interest in net income of subsidiaries	1	18	7	—	—	26

Net income	$496	$342	$216	$308	$(188)	$1,174

Average assets ($ billions)	$206	$90	$9	$178	$54	$537

	For the three months ended October 31, 2010(3)

	Canadian	International	Global Wealth	Scotia
Taxable equivalent basis(1)($ millions)	Banking	Banking	Management	Capital	Other(2)	Total

Net interest income	$1,241	$980	$84	$243	$(305)	$2,243
Provision for credit losses	172	128	2	(8)	(40)	254
Other income	327	314	471	481	106	1,699
Non-interest expenses	772	717	328	322	44	2,183
Provision for income taxes	183	111	37	137	(78)	390
Non-controlling interest in net income of subsidiaries	—	17	6	—	—	23

Net income	$441	$321	$182	$273	$(125)	$1,092

Average assets ($ billions)	$203	$90	$9	$171	$53	$526

	For the three months ended January 31, 2010(3)

	Canadian	International	Global Wealth	Scotia
Taxable equivalent basis(1)($ millions)	Banking	Banking	Management	Capital	Other (2)	Total

Net interest income	$1,234	$898	$91	$304	$(380)	$2,147
Provision for credit losses	181	177	(1)	14	—	371
Other income	311	350	437	596	65	1,759
Non-interest expenses	734	638	296	307	34	2,009
Provision for income taxes	194	163	41	198	(84)	512
Non-controlling interest in net income of subsidiaries	1	16	9	—	—	26

Net income	$435	$254	$183	$381	$(265)	$988

Average assets ($ billions)	$193	$81	$8	$160	$59	$501

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2011 ($71), October 31, 2010 ($70), and January 31, 2010 ($75), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(3)	Amounts for October 31, 2010 and January 31, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.
Scotiabank First Quarter Report 2011   31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
11.	Financial instruments

Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/ liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2010.

(a) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and effective this quarter for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
				October 31
	January 31, 2011			2010
($ millions)	AIRB(2)	Standardized	Total	Total

By exposure sub-type
Non-retail(2)
Drawn(3)	$172,042	$31,746	$203,788	$201,014
Undrawn commitments	49,917	2,285	52,202	59,197
Other exposures(4)	59,337	1,283	60,620	56,342

Total non-retail	$281,296	$35,314	$316,610	$316,553

Retail
Drawn(5)	$125,283	$29,147	$154,430	$153,412
Undrawn commitments	23,451	—	23,451	6,772

Total retail	$148,734	$29,147	$177,881	$160,184

Total	$430,030	$64,461	$494,491	$476,737

(1)	After credit risk mitigation, excludes available-for-sale equity securities and other assets.

(2)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.

(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with banks and available-for-sale debt securities.

(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.

(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
32   Scotiabank First Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at January 31, 2011 and October 31, 2010, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2010.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

Retail standardized portfolio

The retail standardized portfolio of $29 billion as at January 31, 2011 (October 31, 2010 — $29 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $17 billion (October 31, 2010 — $17 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at
	January 31, 2011				October 31, 2010
			91 days				91 days
($ millions)	31-60 days	61-90 days	and greater	Total	31-60 days	61-90 days	and greater	Total

Residential mortgages	$1,400	$514	$221	$2,135	$1,403	$466	$202	$2,071
Personal and credit cards	391	199	60	650	398	207	58	663
Business and government	365	288	154	807	513	208	189	910

Total	$2,156	$1,001	$435	$3,592	$2,314	$881	$449	$3,644

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(b) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

					As at
	January 31, 2011						October 31, 2010(1)		January 31, 2010
	Net income			Economic value of equity
								Economic		Economic
	Canadian	Other		Canadian	Other		Net	value	Net	value
($ millions)	dollar	currencies(1)	Total	dollar	currencies(1)	Total	income	of equity	income	of equity

100 bp increase	$100	$97	$197	$(37)	$(212)	$(249)	$50	$(415)	$180	$(239)
100 bp decrease	(100)	(100)	(200)	(72)	270	198	(35)	411	(165)	268

200 bp increase	$209	$191	$400	$(101)	$(399)	$(500)	$102	$(829)	$339	$(531)
200 bp decrease	(239)	(202)	(441)	(178)	577	399	(80)	858	(375)	577

(1)	The January 31, 2011 and October 31, 2010, net income and economic value of equity includes Mexican, Chilean and Peruvian currency balance sheets.
Scotiabank First Quarter Report 2011   33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Non-trading foreign currency risk Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

As at January 31, 2011, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $34 million (October 31, 2010 — $34 million; January 31, 2010 — $36 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at January 31, 2011, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $198 million (October 31, 2010 — $199 million; January 31, 2010 — $186 million), net of hedging.

Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 1.

Trading portfolio risk management Market risk arising from the Bank’s trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank’s VaR by risk factor:

One-day VaR by risk factor
	As at	For the three months ended			As at	As at
	January 31	January 31, 2011			October 31	January 31
($ millions)	2011	Average	High	Low	2010	2010

Interest rate	$9.7	$11.2	$17.1	$8.9	$9.0	$11.9
Equities	4.8	4.1	5.8	2.4	3.4	6.4
Foreign exchange	1.6	1.2	2.1	0.4	0.9	2.1
Commodities	2.6	2.0	2.6	1.5	1.5	1.8
Diversification	(9.2)	(6.8)	n/a	n/a	(6.3)	(8.1)

All-Bank VaR	$9.5	$11.7	$16.7	$8.1	$8.5	$14.1

Hedges

There are three main types of hedges for accounting purposes: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $162 million (October 31, 2010 — $172 million; January 31, 2010 — $197 million). The maximum length of cash flow hedges outstanding was less than 9 years (October 31, 2010 — less than 9 years; January 31, 2010 — less than 10 years).

Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $28 million during the three months ended January 31, 2011 (October 31, 2010 — gain of $19 million; January 31, 2010 — gain of $27 million), of which a gain of $26 million (October 31, 2010 — gain of $10 million; January 31, 2010 — gain of $1 million) related to cash flow hedges, due to the ineffective portion of designated hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.
34   Scotiabank First Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.
Financial instruments designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.
These portfolios include:
•	loans to economically hedge the derivative exposure arising from credit derivatives in the trading book transacted on behalf of customers, in order to significantly reduce or eliminate an accounting mismatch.

•	loans in specifically authorized trading portfolios for which performance is evaluated on a fair value basis.

•	certain debt and equity investments, in order to reduce an accounting mismatch between these assets and fair value changes in related derivatives.

•	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives.
The following table presents the fair value of assets and liabilities designated as trading and their changes in fair value.

	Fair value		Change in fair value(1)
	As at		For the three months ended

	January 31	October 31	January 31	October 31	January 31
($ millions)	2011	2010	2011	2010	2010

Loans hedging derivative exposures(2)	1,480	2,096	61	88	99
Proprietary loans	1	2	—	—	(1)
Debt and equity investments	2,423	2,764	(22)	51	59
Deposit note liabilities(3)	98	99	1	—	(1)

(1)	These amounts were recorded in trading income except for deposit liabilities and certain debt investments which were recorded in net interest income.

(2)	The changes in fair value of these loans were substantially offset by the changes in the fair value of the related credit derivatives.

(3)	As at January 31, 2011, the Bank was contractually obligated to pay $97 to the holders of the notes at maturity (October 31, 2010 — $97).
Fair value hierarchy
The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at

	January 31, 2011(1)				October 31, 2010(1)

($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Trading securities(2)	$53,942	$15,900	$1,483	$71,325	$48,869	$14,689	$1,126	$64,684
Available-for-sale securities(3)	12,947	32,606	1,170	46,723	13,801	31,246	1,263	46,310
Derivative instruments	408	22,086	594	23,088	499	25,652	701	26,852
Liabilities:
Obligations related to securities sold short	$20,307	$5,410	$—	$25,717	$17,685	$3,832	$2	$21,519
Derivative instruments	546	24,427	1,993	26,966	506	29,051	2,433	31,990

(1)	Loans and deposit notes designated as trading are classified as Level 2.

(2)	Includes securities designated as trading. Level 2 trading securities are comprised of $4,726 (October 31, 2010 — $4,710) of bonds mainly issued by foreign governments and $11,174 (October 31, 2010 — $9,979) of corporate bonds and other debt and equity instruments which generally trade in public markets.

(3)	Excludes available-for-sale equity securities that are not quoted in an active market of $854 (October 31, 2010 — $918). Level 2 available- for-sale securities include $5,615 (October 31, 2010 — $4,757) of bonds mainly issued by foreign governments and $7,771(October 31, 2010 — $7,810) of corporate bonds and other debt instruments which generally trade in public markets. The remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing Corporation.
Scotiabank First Quarter Report 2011   35

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
12.	Subsequent event

Acquisition of DundeeWealth Inc.

On February 1, 2011, the Bank completed its acquisition of DundeeWealth Inc. (DundeeWealth). After the transaction, the Bank owned approximately 120 million common shares of DundeeWealth (representing 97% of the issued and outstanding common shares of DundeeWealth) and all of the issued and outstanding special shares and first preference shares, series X of DundeeWealth. The Bank has commenced the process to acquire the remaining common shares of DundeeWealth pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario). This process is expected to be completed in March 2011.

The Bank issued approximately 31 million common shares and 16 million preferred shares as consideration for the purchase of DundeeWealth.

Prior to closing, DundeeWealth paid a special cash dividend of $2.00 per common share and special share and $1.67 per first preference share, series X and also distributed to its shareholders one common share of Dundee Capital Markets Inc. (DCM) per common share and special share and 0.83 of a DCM common share per first preference share, series X. As a result, the Bank now owns approximately 18% of the issued and outstanding common shares of DCM.
36   Scotiabank First Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the transfer agent.
Dividend dates for 2011
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4	January 27
April 5	April 27
July 5	July 27
October 4	October 27
Annual Meeting date for fiscal 2011
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2011, will be held in Saskatoon, Saskatchewan, on Tuesday, April 3, 2012.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on March 8, 2011, at 2:00 pm EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4860 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.
     A telephone replay of the conference call will be available from March 8, 2011, to March 23, 2011, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4412800#. The archived audio webcast will be available on the Bank’s website for three months.
Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 933-1273
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Shareholders (continued):
Co-Transfer Agent (U.S.A.)
Computershare Trust Company
N.A. 250 Royall Street Canton,
MA 02021 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
     The Bank of Nova Scotia is incorporated in Canada with limited liability.
Scotiabank First Quarter Report 2011   37

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